SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02047139

FORM 6-K

RECD S.E.C.
JUL 3 0 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE 7-1-02

For the month of JUNE & JULY, ~~19~~ 2002.

FILTRONIC PLC
(Translation of Registrant's Name Into English)

THE WATERFRONT, SALTS MILL ROAD, SALTAIRE, SHIPLEY, BD18 3TT, UK
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PROCESSED
JUL 31 2002
THOMSON FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation

to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FILTRONIC PLC
(Registrant)

Date JULY 29th 2002 By MAURA MOYNIHAN
(Signature)[1]

MAURA MOYNIHAN
GENERAL COUNSEL
FILTRONIC PLC

[1]Print the name and title of the signing officer under his signature.

RNS Filtronic PLC FTC Holding(s) in Company
Jul 1 2002 13:49

RNS Number:0055Y
Filtronic PLC
1 July 2002

Filtronic plc - Holding(s) in Company

1 July 2002

Pursuant to Section 198 of the Companies Act (as amended) the Company has received notification from Barclays plc that as of 26 June 2002, Barclays plc no longer has a notifiable interest in the ordinary shares of the Company.

END

HOLILFSVDDILIIF
-0- Jul/01/2002 12:49 GMT

For Immediate Release 7:00am 29th July 2002

FILTRONIC PLC
FINAL RESULTS FOR THE YEAR ENDED 31 MAY 2002
'Filtronic much stronger financially and operationally than one year ago';
Product Development and Marketing Alliance with Powerwave Technologies, Inc.

Filtronic plc ("Filtronic"), a leading global designer and manufacturer of customised microwave electronic subsystems, announces its Final Results for the year ended 31 May 2002. Its technology and engineering can be applied to general business sectors in both the commercial and defence areas. Filtronic has worldwide sites in the UK (North of England, Yorkshire, Midlands, Scotland), in the US, in Finland, in China and in Australia.

Both major businesses, Wireless Infrastructure and Cellular Handset Products, increased their contribution to operating profit and again improved their market share. Wireless Infrastructure is the world's number one independent supplier of transmit/receive modules for mobile base stations and Cellular Handset Products is the world's leading manufacturer of antennas for handsets. Lucent, Motorola and Nokia are among Filtronic's customers.

In his Statement, Professor David Rhodes, Executive Chairman said: "Filtronic is much stronger than it was one year ago, both financially and operationally. Filtronic holds the number one independent supplier position in its two major businesses. Both cash flow and operating margins in those businesses are strong. Actions have been taken to improve trading performance in our smaller businesses. The company has and continues to be cash generative. Since 31 May 2001, total debt has been reduced by £37.7m and cash balances increased."

Financial Highlights
- Results in line with May trading update and ahead of market expectations
- Group sales of £280.5m (2001: £297.4m)
- Operating profit before non-cash items up 46% from £12.2m to £17.8m
- Wireless Infrastructure operating profit up 17% from £27.2m to £31.8m
- Handset Products operating profit up 68% from £6.9m to £11.6m
- Strong margins in Wireless Infrastructure and Cellular Handset products
- Maintained final dividend 1.8p (2001: 1.8p), payable 1 November 2002; total dividend 2.7p per share
- Net cash generated from operations up from £7.5m to £64.2m
- Net debt reduced 33% by £41.2m from £125.9m to £84.7m
- Gearing reduced from 97% to 81%

Operational Highlights
- Global presence in Europe, USA, Asia
- Market shares of 35% and 25%, respectively, in two major businesses
- Leader in transmit/receive module technology and low cost manufacturing
- Strong position in 3G programmes with major customers
- Targeting further increases in market share in both businesses
- 86 million antennas supplied by Cellular handsets, an increase of 21%
- Principal supplier of handset antennas to Nokia
- Strong position in new programmes with Nokia and several new customers
- Closure of Filtronic Solid State, California facility
- Compound semiconductor agreements with M/A-COM and BAE underway
- GaAs Power Amplifier Modules successfully demonstrated to 3 leading OEMs
- Potential new channel to merchant market via Powerwave

Powerwave Alliance
- Product Development and Marketing Alliance with NASDAQ listed Powerwave Technologies, Inc.
- Agreement to develop integrated transmit receive module and power amplifier for the 3G market
- Integrated products to comprise Filtronic's transmit/receive filter modules and Powerwave's power amplifiers
- Future potential agreement to incorporate Filtronic's GaAs power amplifier modules into joint integrated products and selected future Powerwave products

Outlook, Business Segmental Analysis / page 2

Outlook

In his Statement, Professor David Rhodes said: "While global market conditions remain challenging and the short term outlook is unclear, Filtronic will continue to improve the efficiency of its businesses and reduce its debt when practical. The development of compound semiconductor based products and investment in the related technologies will remain the principal technical focus. The Board believes that this strategy will deliver financial stability, business growth and shareholder value in the medium to longer term."

Business Segmental Analysis

Year Ended	31 May 2002 £m	31 May 2001 £m
SALES		
Wireless Infrastructure	**188.6**	207.8
Cellular Handset Products	**48.8**	42.2
Electronic Warfare	**27.0**	25.7
Broadband Access	**12.5**	11.3
Inter Segment	**(3.9)**	(0.8)
	273.0	286.2
Compound Semiconductors	**7.5**	11.2
	280.5	297.4
OPERATING PROFIT BEFORE NON CASH CHARGES		
Wireless Infrastructure	**31.8**	27.2
Cellular Handset Products	**11.6**	6.9
Electronic Warfare	**(1.4)**	(0.4)
Broadband Access	**(3.0)**	(2.8)
Central Costs	**(5.0)**	(3.8)
	34.0	27.1
Compound Semiconductors	**(16.2)**	(14.9)
	17.8	12.2

Enquiries:

Professor J. David Rhodes, Executive Chairman, Filtronic plc John Samuel, Finance Director, Filtronic plc	Tel: 020 7786 9600 (all week)
Professor Christopher Snowden, Director, Filtronic plc	Tel: 01274 530 622
Peter Binns, Paul Vann, Paul McManus, Charlotte Barker, Binns & Co	Tel: 020 7786 9600

Executive Chairman's Statement

Financial results

Sales for the year ended 31 May 2002 were £280.5m (2001 £297.4m). Operating profit before goodwill amortisation, exceptional goodwill and tangible fixed asset impairment and share compensation costs was £17.8m (2001 £12.2m), an increase of 46% over last financial year.

After charging non-cash items of £30.9m and net interest and financing currency costs of £12.4m, the loss before tax was £25.5m (2001 £21.2m). After tax this increased to £29.0m (2001 £22.8m), resulting in a basic loss per share of 39.31p (2001 31.24p basic loss), which is the same on a diluted basis (2001 31.24p loss).

The non-cash items can be analysed as follows:

	£m
Normal annual goodwill amortisation	5.4
Exceptional goodwill impairment at Sigtek and Filtronic Solid State	16.1
Exceptional tangible fixed asset impairment at Filtronic Solid State	7.9
Share compensation	1.6
Total	£30.9

Cash

During the last financial year, the company generated £39.6m of net cash. This included the fee received from BAE SYSTEMS Avionics Limited ("BAE"), none of which is included in the Profit and Loss Account. £22.0m was applied in paying down long term debt, including buying in $29.25m of 10% Senior Notes. The net increase in cash of £17.9m compares with a cash consumption of £48.5m in 2001.

Dividend

The Board is proposing to maintain the final dividend of 1.8p (2001 1.8p) payable on 1 November 2002 to shareholders on the register at 16 August 2002.

World market environment

Worldwide demand for the supply of telecommunications products has declined significantly during the last year with few signs of an imminent upturn. Within this environment, Filtronic has increased and consolidated its position as the leading independent supplier of both transmit/receive modules for mobile base stations and antennas for handsets. Additionally, the company has developed several new processes including those for high power microwave transistors, the key technology for the company's high performance power amplifier modules.

Technology hardware demonstrations of these modules have taken place with three leading Original Equipment Manufacturers ('OEMs'). These have been well received and further development work for these potential customers is underway, including the provision of sample modules. The objective remains to become qualified into 3G WCDMA programmes with one or more of these customers.

Agreement with Powerwave Technologies, Inc.

To provide a potential sales channel through the merchant market, Filtronic has signed a Product Development and Marketing Alliance Agreement with Powerwave Technologies, Inc. ("Powerwave"), based in Santa Ana, California. Powerwave, which is listed on NASDAQ in the USA, is the leading independent supplier of power amplifiers for mobile communications base stations, with annual sales in excess of $400m. Powerwave's principal OEM customers include Nortel, Nokia and Lucent.

This agreement will enable Powerwave's power amplifiers to be integrated with Filtronic's transmit/receive filter modules to provide an integrated solution for both OEMs and network operators where appropriate. Following the demonstration of Filtronic's proprietary gallium arsenide based power amplifier modules, which Powerwave are currently evaluating, the agreement provides for a potential future agreement for the inclusion of such modules into the joint integrated solution and into selected future Powerwave products.

Operations

The segmental analysis of the business is as follows:

	Sales		Operating profit before goodwill amortisation and impairment, tangible fixed asset impairment and share compensation	
Year ended 31 May	**2002**	2001	**2002**	2001
	£m	£m	**£m**	£m
Wireless infrastructure	**188.6**	207.8	**31.8**	27.2
Cellular handset products	**48.8**	42.2	**11.6**	6.9
Electronic warfare	**27.0**	25.7	**(1.4)**	(0.4)
Broadband access	**12.5**	11.3	**(3.0)**	(2.8)
Inter segment	**(3.9)**	(0.8)	**-**	-
Central costs	**-**	-	**(5.0)**	(3.8)
Excluding Compound semiconductors	**273.0**	286.2	**34.0**	27.1
Compound semiconductors	**7.5**	11.2	**(16.2)**	(14.9)
	280.5	297.4	**17.8**	12.2

Wireless Infrastructure

Filtronic's Wireless Infrastructure business is the number one independent supplier of its type in the world with a market share estimated at 35%. During the last two years, this share has grown, although the overall market has declined as wireless operators have restricted capital expenditure. Each of the Wireless Infrastructure operations in the UK, Finland, USA and Australia was profitable with only China, which is at an early stage of production volumes, incurring losses. Continued focus on customer support, cost reductions and operating efficiency has been the key to a further very successful year for Filtronic's principal business.

Cellular Handset Products

The Cellular Handset Products business has also had an outstanding year, further increasing its market share as the world's leading manufacturer of handset antennas. During financial year 2001/02, Filtronic supplied 86m handset antennas, almost all of which were internal antennas, an increase of 21% over the previous financial year. This was achieved against a background of lower world sales for cellular handsets during this period. Demand for ceramic diplexers for US TDMA mobile handsets continued throughout the last financial year at a higher level than expected, helping to improve overall operating margins, however, demand for this product has now reduced. Ceramic diplexer sales are not expected to increase until volume production of WCDMA handsets begins.

Electronic Warfare

Sales in the Electronic Warfare business segment have improved slightly on last year as the European Fighter Aircraft programme has now started in initial production quantities. This business moved into profitability in the second half of the financial year and is expected to improve its financial performance as EFA production volumes increase.

Broadband Access

The Broadband Access business has suffered from very low levels of demand for its current point to point transceiver products in the second half of the financial year resulting in continuing losses. Market conditions are such that major improvements in the trading performance of this business are unlikely in the next financial year.

Compound Semiconductors

The strategy for the investment in the compound semiconductor facility at Newton Aycliffe remains unaltered but with an additional range of products. The Supply and Development Agreement with BAE has resulted in a substantial cash receipt during the second half of last financial year, although none of this has been recognised in the profit and loss account this year. Business opportunities for compound semiconductor products are arising from the strengthening relationship with BAE. These opportunities have been enhanced by new restrictions on the export of strategic compound semiconductor products from the USA for military applications.

The first sales to M/A-COM, Inc., have now been recorded although currently they are at modest levels. As outlined in my statement on 20 May 2002, the rate of increase in and the ultimate level of the business with M/A-COM is dependent on their success in the related end markets, the principal one of which is the cellular handset market. It is probable that handset switches will now form the majority of the products to be supplied to M/A-COM.

Presently, it is difficult for any company in this market to have good forward demand visibility. Moreover, there are four specific switch opportunities, among several, which, were M/A-COM to be successful in winning the business, should provide volume wafer throughput for Newton Aycliffe such that the monthly run rate of wafers being processed would be at an approximate break even level by May 2003. This was the original objective of the M/A-COM agreement. The benefit of this potential business would fall initially in the second half of this financial year. Were M/A-COM not to be successful with these opportunities, then losses at Newton Aycliffe would not be expected to be materially less than £1m per month for the rest of the 2002/03 financial year, since most of the other revenue opportunities will only contribute materially after 31 May 2003.

The main objective of Newton Aycliffe remains the production of high quality compound semiconductor devices for integration into higher added value Filtronic products. The first major product of this type is the power amplifier gain block, the development of which continues to progress.

Filtronic Solid State, California

The Board announces the closing of the fabrication facility for compound semiconductors at Filtronic Solid State, Santa Clara, California. Although the acquisition of this 3" wafer facility 4 years ago enabled the company to enter the compound semiconductor market and subsequently develop the Newton Aycliffe facility, substantial investment would now be required if the Santa Clara facility were to become a viable operation. £10.4m of the exceptional goodwill impairment relates to this operation and an exceptional tangible fixed asset impairment charge of £7.9m has also been applied. Further closure costs estimated to be £2.5m will be incurred during the financial year ending 31 May 2003. Filtronic Solid State will operate a "fabless" compound semiconductor business using the manufacturing capability at Newton Aycliffe.

Financing

At 31 May 2002, Filtronic had a cash balance of £9.1m, Filtronic's remaining debt was $140.75m (£96.2m) of 10% Senior Notes. Additionally, the company continues to have bank borrowing facilities totalling £31.0m, none of which was being utilised at the year end. Net gearing was 81%, compared to 97% at 31 May 2001. The directors expect the company to continue to generate cash during financial year 2002/03.

Outlook

Uncertain short term global market conditions remain for both the Wireless Infrastructure and Cellular Handset Products businesses. The same underlying uncertainties affect Broadband Access and the prospects for the M/A-COM products at Newton Aycliffe. Currently, demand for 2.5G GSM products remains strong, underpinned by the deployment of these systems in the United States of America. However, demand for CDMA 2000 transmit/receive modules has recently weakened and future requirements are uncertain.

Growth in each of the major businesses remains dependent upon the timing and extent of the roll out of 3G WCDMA systems. Filtronic is exceptionally well positioned to support customers' needs for base station transmit/receive modules, tower top amplifiers, handset antennas and ceramic diplexers and high efficiency compound semiconductor based power amplifier modules for the 3G WCDMA wireless infrastructure market.

The importance of compound semiconductors to wireless communications will grow over the next decade in much the same way as silicon did for the electronics industry in the last 25 years. The high efficiency power amplifier modules are the first of what will be many leading edge products based on compound semiconductor technology to be produced at Newton Aycliffe. The marketing strategy is to support OEMs directly with these modules and the merchant market through Powerwave. The proprietary design concepts used rely upon the availability of the high power, high gain field effect transistors, which have been developed over the last year and can be produced cost effectively.

Shareholder value

At this time last year, I stated that the Board of Filtronic had recognised the significant loss of shareholder value which had occurred during the 2000/01 financial year. Today, Filtronic is much stronger than it was one year ago, both financially and operationally. Filtronic holds the number one independent supplier position in its two major businesses. Both cash flow and operating margins in those businesses are strong. Actions have been taken to improve trading performance in our smaller businesses. The company has been and continues to be cash generative. Since 31 May 2001, total debt has been reduced by £37.7m from £131.5m to £93.8m and cash balances have increased by £3.5m.

While global market conditions remain challenging and the short term outlook is unclear, Filtronic will continue to improve the efficiency of its businesses and reduce its debt when practical. The development of compound semiconductor based products and investment in the related technologies will remain the principal technical focus. The Board believes that this strategy will deliver financial stability, business growth and shareholder value in the medium to longer term.

Professor J D Rhodes CBE FRS FREng
Executive Chairman and CEO
29 July 2002

Consolidated Profit and Loss Account
for the year ended 31 May 2002

	note	Excluding Compound semi-conductors 2002 £000	Compound semi-conductors 2002 £000	2002 £000
Sales	1, 2	273,066	7,481	280,547
Operating profit/(loss) before goodwill amortisation and impairment, tangible fixed asset impairment and share compensation	1, 2	34,029	(16,196)	17,833
Goodwill amortisation		(3,880)	(1,472)	(5,352)
Exceptional goodwill impairment	3	(5,658)	(10,378)	(16,036)
Exceptional fixed asset impairment	4	-	(7,938)	(7,938)
Share compensation	5	(1,570)	-	(1,570)
Operating profit/(loss)	1, 2	22,921	(35,984)	(13,063)
Net interest payable	6			(12,638)
Net financing currency exchange gain	7			165
				(12,473)
Loss on ordinary activities before taxation				(25,536)
Taxation on loss on ordinary activities	8			(3,508)
Loss on ordinary activities after taxation				(29,044)
Dividends				(1,999)
Deficit for the year				(31,043)
Adjusted earnings per share				
Basic	9			2.28p
Diluted	9			2.25p
Loss per share				
Basic	9			(39.31)p
Diluted	9			(39.31)p
Dividend per share				2.70p

Consolidated Profit and Loss Account
for the year ended 31 May 2001

	note	Excluding Compound semi-conductors 2001 £000	Compound semi-conductors 2001 £000	2001 £000
Sales	1, 2	286,201	11,233	297,434
Operating profit/(loss) before goodwill amortisation and impairment, tangible fixed asset impairment and share compensation	1, 2	27,154	(14,930)	12,224
Goodwill amortisation		(3,368)	(1,516)	(4,884)
Exceptional goodwill impairment	3	-	(14,078)	(14,078)
Exceptional tangible fixed asset impairment	4	-	-	-
Share compensation	5	(2,293)	-	(2,293)
Operating profit/(loss)	1, 2	21,493	(30,524)	(9,031)
Net interest payable	6			(12,531)
Net financing currency exchange gain	7			335
				(12,196)
Loss on ordinary activities before taxation				(21,227)
Taxation on loss on ordinary activities	8			(1,564)
Loss on ordinary activities after taxation				(22,791)
Dividends				(1,994)
Deficit for the year				(24,785)
Adjusted earnings per share				
Basic	9			(2.56)p
Diluted	9			(2.56)p
Loss per share				
Basic	9			(31.24)p
Diluted	9			(31.24)p
Dividend per share				2.70p

Statement of Total Recognised Gains and Losses
for the year ended 31 May 2002

	2002 £000	2001 £000
Loss on ordinary activities after taxation	**(29,044)**	(22,791)
Currency exchange movement arising on consolidation	**1,422**	3,047
Currency exchange movement on loan	**2,496**	(5,932)
Total recognised gains and losses	**(25,126)**	(25,676)

Consolidated Balance Sheet
at 31 May 2002

	2002 £000	2001 £000
Fixed assets		
Intangible assets	34,720	54,673
Tangible assets	108,589	126,302
	143,309	180,975
Current assets		
Stocks	43,735	51,274
Debtors	55,435	66,771
Cash	9,083	5,589
	108,253	123,634
Creditors: amounts falling due within one year	39,774	55,524
Net current assets	68,479	68,110
Total assets less current liabilities	211,788	249,085
Creditors: amounts falling due after one year	93,769	117,083
Provision for deferred tax	408	-
Deferred income	12,415	1,515
Net assets	105,196	130,487
Capital and reserves		
Called up share capital	7,409	7,365
Share premium account	134,151	132,932
Shares to be issued	6,682	7,616
Revaluation reserve	106	106
Profit and loss account	(43,152)	(17,532)
Equity shareholders' funds	105,196	130,487

Consolidated Cash Flow Statement
for the year ended 31 May 2002

	note	2002 £000	2001 £000
Net cash flow from operating activities	A	**64,218**	7,522
Returns on investment and servicing of finance			
Interest received		**358**	1,031
Interest paid		**(11,629)**	(12,716)
Interest element of finance lease payments		**-**	(4)
Net cash flow from returns on investment and servicing of finance		**(11,271)**	(11,689)
Tax paid		**(2,345)**	(3,091)
Capital expenditure			
Purchase of tangible fixed assets		**(11,369)**	(40,982)
Sale of tangible fixed assets		**1,312**	171
Government grants received		**1,034**	480
Net cash flow from capital expenditure		**(9,023)**	(40,331)
Acquisitions			
Acquisition costs		**-**	(118)
Cash acquired with subsidiary		**-**	14
Net cash flow from acquisitions		**-**	(104)
Equity dividends paid		**(1,992)**	(1,964)
Net cash flow before financing		**39,587**	(49,657)
Financing			
Issue of shares		**264**	1,844
Capital element of finance lease payments		**-**	(147)
Loans repaid		**(21,982)**	(567)
Net cash flow from financing		**(21,718)**	1,130
Increase/(decrease) in cash	B	**17,869**	(48,527)

Notes to the Consolidated Cash Flow Statement
for the year ended 31 May 2002

A Reconciliation of operating loss to net cash flow from operating activities

	2002 £000	2001 £000
Operating loss	**(13,063)**	(9,031)
Goodwill amortisation	**5,352**	4,884
Exceptional goodwill impairment	**16,036**	14,078
Share compensation	**1,570**	2,293
Depreciation	**20,433**	16,759
Exceptional tangible fixed asset impairment	**7,938**	-
Loss/(profit) on disposal of tangible fixed assets	**191**	(70)
Deferred licence fee income received	**10,000**	-
Government grants released	**(134)**	(167)
Movement in stocks	**7,445**	(10,642)
Movement in debtors	**12,115**	(4,307)
Movement in creditors	**(3,665)**	(6,275)
Net cash flow from operating activities	**64,218**	7,522

B Reconciliation of net cash flow to movement in net debt

	2002 £000	2001 £000
Increase/(decrease) in cash	**17,869**	(48,527)
Cash flow from debt	**21,982**	567
Cash flow from finance leases	-	147
Change in net debt from cash flows	**39,851**	(47,813)
Loans acquired with subsidiary	-	(300)
Non-cash movement	**(1,367)**	(842)
Currency exchange movement	**2,754**	(5,662)
Movement in net debt	**41,238**	(54,617)
Opening net debt	**(125,924)**	(71,307)
Closing net debt	**(84,686)**	(125,924)

Notes to the Consolidated Cash Flow Statement
for the year ended 31 May 2002

C Analysis of movement in net debt

	At 1 June 2001 £000	Cash flow £000	Non-cash movement £000	Currency exchange movement £000	**At 31 May 2002 £000**
Cash	5,589				**9,083**
Overdraft	(14,202)				**-**
Net (overdraft)/cash	(8,613)	17,869	-	(173)	**9,083**
Loans due within one year	(228)				**-**
Loans due after one year	(117,083)				**(93,769)**
Loans	(117,311)	21,982	(1,367)	2,927	**(93,769)**
Net debt	(125,924)	39,851	(1,367)	2,754	**(84,686)**

Reconciliation of Shareholders' Funds
for the year ended 31 May 2002

	2002 £000	2001 £000
Loss on ordinary activities after taxation	**(29,044)**	(22,791)
Dividends	**(1,999)**	(1,994)
Deficit for the year	**(31,043)**	(24,785)
Contribution to QUEST	**(461)**	-
Currency exchange movement arising on consolidation	**1,422**	3,047
Currency exchange movement on loan	**2,496**	(5,932)
Issue of shares	**3,229**	4,992
Shares to be issued – shares issued	**(2,504)**	-
Shares to be issued – acquisition contingent consideration	**-**	5,323
Shares to be issued – share compensation	**1,570**	2,293
Movement in shareholders' funds	**(25,291)**	(15,062)
Opening shareholders' funds	**130,487**	145,549
Closing shareholders' funds	**105,196**	130,487

Notes to the Financial Statements
for the year ended 31 May 2002

1 Geographical segment analysis by origin

	2002 £000	2001 £000
Sales		
United Kingdom	**108,951**	114,030
Finland	**68,936**	54,223
United States of America	**98,871**	118,946
Australia	**14,962**	17,774
China	**12,857**	12,448
Inter segment	**(24,030)**	(19,987)
	280,547	297,434
Operating profit/(loss) before goodwill amortisation and impairment, tangible fixed asset impairment and share compensation		
United Kingdom	**2,862**	1,961
Finland	**12,316**	3,915
United States of America	**2,482**	6,209
Australia	**793**	2,315
China	**4,332**	1,649
Central costs	**(4,952)**	(3,825)
	17,833	12,224
Operating profit/(loss)		
United Kingdom	**2,862**	1,961
Finland	**10,424**	2,147
United States of America	**(26,522)**	(13,278)
Australia	**793**	2,315
China	**4,332**	1,649
Central costs	**(4,952)**	(3,825)
	(13,063)	(9,031)

The operating loss in the United States of America is after charging £16,036,000 (2001 £14,078,000) of exceptional goodwill impairment and £7,938,000 (2001 £nil) of exceptional tangible fixed asset impairment.

Notes to the Financial Statements
for the year ended 31 May 2002

2 Business segment analysis

	2002 £000	2001 £000
Sales		
Wireless infrastructure	**188,589**	207,777
Cellular handset products	**48,845**	42,174
Electronic warfare	**26,977**	25,728
Broadband access	**12,544**	11,273
Inter segment	**(3,889)**	(751)
Excluding compound semiconductors	**273,066**	286,201
Compound semiconductors	**7,481**	11,233
	280,547	297,434
Operating profit/(loss) before goodwill amortisation and impairment, tangible fixed asset impairment and share compensation		
Wireless infrastructure	**31,777**	27,212
Cellular handset products	**11,570**	6,979
Electronic warfare	**(1,336)**	(443)
Broadband access	**(3,030)**	(2,769)
Central costs	**(4,952)**	(3,825)
Excluding compound semiconductors	**34,029**	27,154
Compound semiconductors	**(16,196)**	(14,930)
	17,833	12,224
Operating profit/(loss)		
Wireless infrastructure	**31,777**	27,212
Cellular handset products	**9,678**	5,211
Electronic warfare	**(1,583)**	(698)
Broadband access	**(11,999)**	(6,407)
Central costs	**(4,952)**	(3,825)
Excluding compound semiconductors	**22,921**	21,493
Compound semiconductors	**(35,984)**	(30,524)
	(13,063)	(9,031)

The operating loss of compound semiconductors is stated after charging £10,378,000 (2001 £14,078,000) of exceptional goodwill impairment and £7,938,000 (2001 £nil) of exceptional tangible fixed asset impairment. The operating loss of broadband access is stated after charging £5,658,000 (2001 £nil) of exceptional goodwill impairment.

Notes to the Financial Statements
for the year ended 31 May 2002

3 Exceptional goodwill impairment

	2002	2001
	£000	£000
Exceptional goodwill impairment	**16,036**	14,078

£10,378,000 (2001 £14,078,000) of the exceptional goodwill impairment arose in respect of the compound semiconductor operation at Filtronic Solid State and £5,658,000 (2001 £nil) in respect of Filtronic Sigtek, Inc., which forms part of the broadband access business segment.

4 Exceptional tangible fixed asset impairment

	2002	2001
	£000	£000
Exceptional tangible fixed asset impairment	**7,938**	-

The exceptional tangible fixed asset impairment arose in respect of the compound semiconductor operation at Filtronic Solid State.

5 Share compensation

	2002	2001
	£000	£000
Share compensation	**1,570**	2,293

As a result of the acquisition of Filtronic Sigtek, Inc. on 22 August 2000, a maximum cumulative charge of £4,958,000, comprising the issue of a maximum of 421,226 ordinary shares of 10p each in Filtronic plc, could arise over the four year period following the acquisition. This share compensation is contingent on Filtronic Sigtek, Inc. maintaining the number and quality of its engineers over that period. The cumulative charge at 31 May 2002 was £3,863,000 (2001 £2,293,000).

Notes to the Financial Statements
for the year ended 31 May 2002

6 Net interest payable

	2002 £000	2001 £000
Interest receivable		
Interest on bank deposits	**358**	1,031
Interest payable		
Interest on bank borrowings	**460**	603
Interest on other loans	**11,169**	12,113
Finance lease interest	**-**	4
Debt issue costs - amortisation	**824**	842
Debt issue costs - loss on repayment of debt	**543**	-
	12,996	13,562
Net interest payable	**12,638**	12,531

7 Net financing currency exchange gain

	2002 £000	2001 £000
Currency exchange (loss)/gain on cash balances	**(224)**	335
Currency exchange gain on loan	**389**	-
	165	335

8 Taxation on loss on ordinary activities

	2002 £000	2001 £000
Current tax		
United Kingdom	**162**	130
Overseas	**2,938**	1,434
	3,100	1,564
Deferred tax		
Overseas origination and reversal of timing differences	**408**	-
	3,508	1,564

The United Kingdom current tax charge arises from taxes paid overseas on income paid to the United Kingdom which cannot be fully relieved against United Kingdom taxes. The overseas tax charge for the year arises primarily from the group's operations in Finland where taxable profits cannot be relieved by losses available in the United Kingdom and the United States of America.

Notes to the Financial Statements
for the year ended 31 May 2002

9 Loss per share

	2002	2001
Adjusted basic earnings per share	**2.28p**	(2.56)p
Effect of adjusted items net of taxation	**(41.59)p**	(28.68)p
Basic loss per share	(39.31)p	(31.24)p
Adjusted diluted earnings per share	**2.25p**	(2.56)p
Effect of adjusted items net of taxation	**(41.56)p**	(28.68)p
Diluted loss per share	(39.31)p	(31.24)p
	£000	£000
Adjusted profit/(loss)	**1,687**	(1,871)
Goodwill amortisation	**(5,352)**	(4,884)
Exceptional goodwill impairment	**(16,036)**	(14,078)
Exceptional tangible fixed asset impairment	**(7,938)**	-
Share compensation	**(1,570)**	(2,293)
Net financing currency exchange gain	**165**	335
Loss on ordinary activities after taxation	(29,044)	(22,791)
Weighted average number of shares in issue	**73,881,832**	72,962,735
Dilution effect of share options	**243,482**	-
Dilution effect of contingently issuable shares	**708,543**	-
Diluted weighted average number of shares	74,833,857	72,962,735

The adjusted loss per share figures have been provided in order that the effects of the adjusted items on reported earnings per share can be fully appreciated.